SC 13D/A 1 SC 13D/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
AMENDMENT NO. 12
(Rule 13d-101)
Under the Securities Exchange Act of 1934

PURE CYCLE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

746228 10 5

(CUSIP Number)

George M. Middlemas
225 W. Washington
Suite 1500
Chicago, IL 60606
(312) 857-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2006

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS Apex Investment Fund II, L.P. 36-389-8753
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 677,239
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 677,239
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 677,239
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.69%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS Environmental Venture Fund Liquidating Trust 61-6284514
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 241,362
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 241,362
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,362
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.32%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS The Productivity Fund II Liquidating Trust 20-6247443
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 186,556
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 186,556
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,556
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.02%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS Environmental Private Equity Fund II Liquidating Trust 36-383-0765
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 309,371
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 309,371
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,371
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.69%
14		TYPE OF REPORTING PERSON OO

     THIS SCHEDULE AMENDS A SCHEDULE 13D DATED AUGUST 12, 1992, AS AMENDED BY AMENDMENT NO. 1 DATED MAY 25, 1994, AMENDMENT NO. 2 DATED JULY 29, 1997, AMENDMENT NO. 3 DATED AUGUST 3, 1998, AMENDMENT NO. 4 DATED AUGUST 29, 2000, AMENDMENT NO. 5 DATED AUGUST 29, 2000, AMENDMENT NO. 6 DATED JUNE 24, 2004, AMENDMENT NO. 7 DATED AUGUST 31, 2004, AMENDMENT NO. 8 DATED MAY 25, 2005, AMENDMENT NO. 9 DATED AUGUST 26, 2005, AMENDMENT NO. 10 DATED DECEMBER 22, 2005, AND AMENDMENT NO. 11 DATED SEPTEMBER 22, 2006 (AS AMENDED, THE “ORIGINAL 13D”).  ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THE ORIGINAL 13D.

Item 4. Purpose of Transaction is hereby amended by the addition of the following paragraphs:

On December 15, 2006, the Issuer filed a Registration Statement on Form S-3 (SEC File No. 333-139361) (the “Registration Statement”) for the public offer and sale by (i) an independent third party of up to 242,169 shares of Common Stock, and (ii) the Reporting Persons of up to 1,414,528 shares of Common Stock, constituting all of the shares of Common Stock beneficially owned by the Reporting Persons, other than 20,000 shares of Common Stock and options to acquire 7,500 shares of Common Stock, owned by Middlemas directly.

Upon effectiveness of the Registration Statement, the Reporting Persons (other than Middlemas) may sell their shares of Common Stock from time to time in transactions (which may involve crosses or block transactions) (a) on any national or international securities exchange or quotation service on which the Common Stock may be listed or quoted at the time of sale, (b) in the over-the-counter market, (c) in transactions other than on such exchanges or services or in the over-the-counter market, (d) through the writing and exercise of options and warrants, whether these options and warrants are listed on an option or warrant exchange or otherwise, or (e) through the settlement of short sales. In addition, the Reporting Persons may sell their shares of Common Stock from time to time privately or publicly that qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, pursuant to that rule. The Reporting Persons may offer and sell their shares of Common Stock at a fixed price, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices.

Item 5. Interest in Securities of the Issuer

(a)(i)

Apex owns 677,239 shares of Common Stock, or 3.69% of such shares. EVF owns 241,362 shares of Common Stock, or 1.32% of such shares. PF II owns 186,556 shares of Common Stock, or 1.02% of such shares. EPEF owns 309,371 shares of Common Stock, or 1.69% of such shares.

In addition, Middlemas holds 20,000 shares of Common Stock, and options to acquire 7,500 shares of Common Stock.

(a)(ii)

By reason of its status as liquidating trustee of the Filing Parties, FAC may be deemed to be the indirect beneficial owner of 1,414,528 shares of Common Stock, or 7.71% of such shares.  By reason of his status as majority stockholder of FAC, F. Oliver Nicklin, Jr. may also be deemed to be the indirect beneficial owner of such shares.

(a)(iii)

Each of the Filing Parties disclaims beneficial ownership of all shares of Common Stock described herein except those shares that are owned by the Filing Party directly.  The Filing Parties understand that each of the other persons named as officer, director, partner or other affiliate of any Filing Party herein disclaims beneficial ownership of all of the shares of Common Stock described herein, except for Middlemas with respect to 20,000 shares and options to acquire 7,500 shares which he owns individually.

Each of the Filing Parties disclaims the existence of a “group” among any or all of them and further disclaims the existence of a “group” among any or among all of them and any or all of the other persons named as an officer, director, partner or other affiliate of any Filing Party, in each case within the meaning of Section 13(d)(3) of the 1934 Act.

(b)(i)

Apex has the sole power to dispose of and to vote 677,239 shares of Common Stock.  FAC may be deemed to share the power to direct the disposition or vote of the 677,239 shares of Common Stock owned directly by Apex.

(b)(ii)

EVF has the sole power to dispose of and to vote 241,362 shares of Common Stock.  FAC may be deemed to share the power to direct the disposition or vote of the 241,362 shares of Common Stock owned directly by EVF.

(b)(iii)

PF II has the sole power to dispose of and to vote 186,556 shares of Common Stock.  FAC may be deemed to share the power to direct the disposition or vote of the 186,556 shares of Common Stock owned directly by PF II.

(b)(iv)

EPEF has the sole power to dispose of and to vote 309,371 shares of Common Stock.  FAC may be deemed to share the power to direct the disposition or vote of the 309,371 shares of Common Stock owned directly by EPEF.

(b)(v)	Middlemas has the sole power to dispose of and to vote 20,000 shares of Common Stock and options to acquire 7,500 additional shares of Common Stock.

(c)	None

(d)	None

(e)	Stellar, Johnson, Middlemas, Chartwell, and Renze ceased to be deemed to be beneficial owners of more than five percent of the shares of Common Stock on September 22, 2006.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the 21st day of December, 2006.

APEX INVESTMENT FUND II, L.P.

By:	Apex Management Partnership, General Partner

	By:	Stellar Investment Co., General Partner of
Apex Management Partnership

By: ___________________________________
James A. Johnson, President
	By:	First Analysis Corporation, General Partner of
Apex Management Partnership

By: ___________________________________
F. Oliver Nicklin, Jr., President

ENVIRONMENTAL PRIVATE EQUITY FUND II LIQUIDATING TRUST

By:	Environmental Private Equity Management II, L.P.,
Liquidating Trustee

	By:	First Analysis EPEF Management Company II, General Partner of Environmental Private
Equity Management II, L. P.

	By:	First Analysis Corporation, General Partner of
First Analysis EPEF Management Company II

By: ___________________________________
F. Oliver Nicklin, Jr., President

	By:	_________________________________________
Bret R. Maxwell, General Partner of First Analysis
EPEF Management Company II

THE PRODUCTIVITY FUND II LIQUIDATING TRUST

By:	First Analysis Corporation, Liquidating Trustee

	By:	___________________________________
F. Oliver Nicklin, Jr., President

SIGNATURE (CONTINUED)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the 21st day of December, 2006.

THE ENVIRONMENTAL VENTURE FUND LIQUIDATING TRUST

By:	First Analysis Corporation, Liquidating Trustee

By: ___________________________________
F. Oliver Nicklin, Jr., President